China Security & Surveillance Technology, Inc. Hosts Press Conference in
Beijing to Announce the Acquisition of
Shanghai Cheng Feng Digital Technology Co. Ltd.

Company Also Named Preferred Equipment Supplier for the National Safe City Construction Projects by the Ministry of Public Security in China

SHENZHEN, China, September 6, 2006 -- China Security & Surveillance Technology, Inc. ("China Security") (OTC Bulletin Board: CSSTF - News), a leading provider of digital surveillance technology in China, announced today that it participated in a ceremony in "The Great Hall of the People" in Beijing on August 29, attended by Company management, management of Shanghai Cheng Feng Digital Technology Co., Ltd. ("Cheng Feng") and government officials in charge of provincial security as well as the local press and industry representatives.

Mr. Tu Guo Shen, Chief Executive Officer of China Security, commented, "The attendance by key government officials and the fact that the government utilized the famous 'Great Hall of the People,' demonstrates government support of the acquisition and endorses China Security as a significant player in the security and surveillance industry. We believe, based on assurances from the government and the attendance of government officials at this ceremony, that China Security will receive formal notification of the approval from the China government by the end of October. We have been told the China government now views the acquisition as irrevocable, and formal approval will be granted once the government closes its review and the accounts of Cheng Feng are converted to U.S. GAAP accounting standards. This ceremony was a milestone event for China Security, announcing the Company's arrival as a leader in the security and surveillance industry. In addition, we were pleased to formally appointed Mr. Shufang Yang as chief operating officer and to our board of directors at this ceremony, further indication of the impending approval of this transaction."

Ceremonies of this type are customary precursors to formal government approval. Government approval and the closing of the acquisition by December 31, 2006 are required by covenants of the Company's $16.2 million private placement announced July 31, 2006.

Cheng Feng, a leader in security surveillance software development and manufacturing in China, owns advanced video technology which seamlessly integrates with other software and hardware applications. Proprietary software owned by Cheng Feng includes the Security Resource Integration Management Platform and the Security Integration Platform, which are designed to integrate all security installations, both hardware and software, onto a single operating platform to greatly improve the management of the entire security system. Cheng Feng has an established brand name and 22 valuable distribution channels across China, and the acquisition of Cheng Feng is expected to enhance China Security's core operations while providing technological benefits and additional cross selling opportunities.

In addition, China Security was selected as a preferred equipment supplier for the "3111" National Safe City construction projects by the Ministry of Public Security in China. This is significant as it further supports China Security's efforts in penetrating the market for the construction of Safe City projects, which involves the construction of city-wide surveillance systems. There are 660 cities in China that will require such systems. Possessing the status of an "Approved" vendor by the Ministry of Public Security will assist in opening doors and securing contracts in the various cities, significantly expanding the Company's market opportunity.

"Security remains one of the key areas of focus for the China government, particularly in large cities," Mr. Tu Guo Shen continued. "This certification is critical for China Security when discussing these large projects with city leaders. We are pleased to have received this certification and look forward to participating in these large, city-wide security projects in many of the 660 potential municipalities throughout China."

About China Security & Surveillance Technology, Inc.

Based in Shenzhen, China, China Security manufactures, distributes, installs and maintains security and surveillance systems through its wholly owned subsidiary, Golden Group Corporation (Shenzhen) Limited. China Security has a manufacturing facility located in Shenzhen and a R&D facility which leverages an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 33 points of presence throughout the PRC.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy, which is subject to change. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For a further description of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

Contact:
Company: Terence Yap	Investors: Brett Maas or Bryan Kobel
(646) 713-4888	Hayden Communications
terence@goldengroup.cn	(646) 536-7331
brett@haydenir.com